VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 13, 2018

VIA EDGAR

Mr. Patrick F. Scott

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Voya Prime Rate Trust

(SEC File Nos. 333-224417; 811-05410)

(SEC File Nos. 333-224419; 811-05410)

Dear Mr. Scott:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on May 30, 2018, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for the Registration Statements on Form N-2 of Voya Prime Rate Trust (“Registrant”) filed on April 24, 2018. Our summary of the comments and our responses thereto are provided below.

GENERAL COMMENTS

1.                                      Comment:                                     The Staff noted that material portions of the filings are incomplete, e.g., fee table. The Staff indicated that they may have additional comments on such portions when completed through pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:                                        The Registrant confirms that all missing or bracketed information in each prospectus or SAI and any missing exhibits, including the consent of independent registered public accounting firm, will be included in a subsequent Post-Effective Amendment.

PROSPECTUS COMMENTS

2.                                      Comment:                                     The Staff requested that the Registrant reorganize the disclosure in the Registrant’s Prospectuses in order to disclose the information in the order of the items of Form N-2.

Response:                                        The Registrant declines to make the requested changes.  General Instruction 1 to Form N-2 requires that “[t]he information in the prospectus and the SAI should be organized to make it easy to understand the organization and operation of the Registrant. The information need not be in any particular order, with the exception that Items 1, 2, 3, and 4 must appear in order in the prospectus and may not be preceded or separated by any other information.” In accordance with this instruction, the Registrant has presented Items 1 through 4 in order and such items are neither preceded nor separated by any other information other than the Table of Contents consistent with industry peers. Further, the Registrant believes that the remaining information presented in the Registrant’s prospectus is organized in a manner that makes it easy to understand the organization and operation of the Registrant in accordance with such instruction.

3.                                      Comment:                                     With respect to the first sentence of the section entitled “Description of the Trust — the Trust” the Staff requested the Registrant clarify in the disclosure that this statement references Voya’s exemptive orders and not exemptive orders in general.

Response:                                        The Registrant has revised the language as follows:

The Trust is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended, and the rules, regulations, and applicable exemptive orders thereunder (“1940 Act”).

4.                                      Comment:                                     With respect to the fifth paragraph of the section entitled “Other Investment Strategies and Policies,” the Staff requested that the Registrant add disclosure stating that the 20% investment in the investment types listed in this paragraph includes the 15% limit in investments denominated in Organization for Economic Co-operation and Development (“OECD”) currencies as discussed in paragraph six of this section.

Response:                                        The Registrant declines to make the requested changes because the Registrant’s 15% limitation on investments denominated in OECD currencies is separate and apart from the Registrant’s 20% limitation on those investments listed in the fifth paragraph of the section entitled “Other Investment Strategies and Policies.”  For example, loans to borrowers organized in Canada would not be subject to the 20% limitation of paragraph five but would be subject to the 15% limitation of paragraph six.  The Registrant acknowledges that the Staff provided a similar comment on May 22, 2015 and that the Registrant responded that disclosure had been revised in its response to the staff dated June 16, 2015.  The revision made at that time, which the Registrant believed was responsive to the comment given, was to move the disclosure regarding the 15% limitation to the Registrant’s principal investment strategies, following current paragraph five regarding the 20% limitation. This disclosure had previously been included in the principal risk entitled “Non-U.S. and Non-Canadian Issuers.” The Registrant now more clearly understands the Staff’s comment and believes that its response clarifies why the 15% limitation is not necessarily a sub-part of the 20% limitation.

5.                                      Comment:                                     With respect to the risk entitled “Derivative Instruments,” the Staff requested the Registrant revise or “tailor” the risk disclosure to the specific types of derivative instruments in which the Fund may invest.

Response:                                        The Registrant appreciates the Staff’s comment but believes the disclosure adequately describes the risks entailed with investment in the types of derivatives included in the Fund’s Principal Investment Strategies.

6.                                      Comment:                                     The Staff requested the Registrant remove the discussion of “inverse securities” from the risk entitled “Interest Rate” as there is no mention of these types of securities included in the Fund’s “Principal Investment Strategies.”

Response:                                        The Registrant appreciates the Staff’s comment but believes “inverse securities” are appropriately included in the description of “Interest Risk” because the Fund may also invest in other types of debt instruments.

7.                                      Comment:                                     With respect to the risk entitled “Limited Secondary Market for Loans,” the Staff requested the Registrant include disclosure to explain how the Fund will meet its short-term liquidity needs given the potentially longer settlement dates of transactions in senior loans.

Response:                                        The Registrant appreciates the Staff’s comment but notes that it is a closed-end exchange traded fund and, as such, does not have short-term liquidity needs. The current risk disclosure already describes other associated risks with the longer settlement periods.

8.                                      Comment:                                     The Staff requested the Registrant explain the conflict or discrepancy between the management fee rate that is included in the expense table and the management fee rate disclosed in footnote 1 to the expense table included in the section entitled “Fees and Expenses of the Trust.”

Response:                                        The reason for the discrepancy is due to the fact that the management fee rate shown in the table must be calculated based on the Fund’s net assets per Item 3.1 of Form N-2. However, footnote 1 is addressing the contractual rate that is included in the Fund’s Investment Management Agreement which is based on the Fund’s managed assets.

9.                                      Comment:                                     The Staff requested the Registrant explain why footnote 2 to the “Fees and Expenses of the Trust” table is included as it is neither required nor permitted by form N-2.

Response:                                        The Registrant has prepared its table of Fees and Expenses of the Trust in accordance with Form N-2 and notes that Instruction 6 to Item 3 of Form N-2 states, “[s]tate the basis on which payments will be made. ‘Other Expenses’ should be estimated and stated (after any expense reimbursement or waiver) as a percentage of net asset value attributable to common shares. State in the narrative following the table that ‘Other Expenses’ are based on estimated amounts for the current fiscal year.” Therefore, the Registrant has included footnote 2 to the table of “Fees and Expenses of the Trust” in compliance with this Instruction.

10.                               Comment:                                     With respect to the section entitled “Fees and Expenses of the Trust — Example,” the Staff requested the Registrant add disclosure stating that the 1-year example number includes the Fund’s expense limitation agreement while the 3-, 5-, and 10-year examples do not.

Response:                                        The Registrant declines to make the requested changes due to the fact that the impact of the expense limitation agreement is not reflected in the example numbers.  Additionally, the Registrant does not believe this is required by Form N-2.

11.                               Comment:                                     The Staff noted the risk entitled “Asset-Backed Securities” is included in the section entitled “Risk Factors and Special Considerations.” The Staff requested the Registrant either remove the risk or add disclosure to the Fund’s “Principal Investment Strategies” that correlates to the risk.

Response:                                        The Registrant may invest in asset-backed securities, including private mortgage-backed securities, to a limited extent and directs the Staff’s attention to the disclosure on page 2 of the Prospectus under the heading “Other Investment Strategies and Policies,” which paragraph states:

The Trust may invest up to 20% of its total assets, measured at the time of investment, in a combination of one or more of the following types of investments: loans to borrowers organized or located in countries outside the United States and outside U.S. territories and possessions or Canada; unsecured floating rate loans, notes, and other debt instruments; floating rate subordinated loans; tranches of floating rate asset-backed securities, including structured notes; corporate debt securities; and equity securities incidental to investment in loans. See “Investment Objective and Policies” later in this Prospectus. [emphasis added]

12.                               Comment:                                     The Staff requested the Registrant explain why footnote 2 to the “Annual Expenses without Borrowings” table is included as it is neither required nor permitted by form N-2.

Response:                                        Please see response in Item 9 above.

13.                               Comment:                                     With respect to the section entitled “How Shares are Priced,” the Staff noted that the disclosure discusses investments in futures and options. If the Fund can invest in futures and options, please consider disclosing earlier in the Prospectus.

Response:                                        The section describes the valuation procedures approved by the Board of Directors/Trustees for the Voya family of funds.  While the Registrant may not invest in futures contracts, the Registrant believes that it is important to explain the procedures as a whole.

14.                               Comment:                                     With respect to the section entitled “Investment Management and Other Service Providers,” the Staff requested the Registrant include disclosure stating the Adviser pays the sub-advisory fee that is included in this section.

Response:                                        The Registrant has revised the disclosure as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

15.                               Comment:                                     With respect to the Fund’s Fundamental Investment Restrictions, the Staff requested the Registrant please advise as to the Fund’s restriction on borrowing.

Response:                                        The Registrant believes the Fund’s restriction on borrowing is explained in Fundamental Investment Restriction Number 1 and Number 9.

16.                               Comment:                                     The Staff requested the Registrant revise the third paragraph of the section entitled “Expense Limitations” to align with footnote 3 to the table in the section entitled “Fees and Expenses of the Trust” in the Fund’s Prospectus.

Response:                                        The Registrant will revise the disclosure in the SAI to clarify the disclosure.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649 or Jay Stamper at 480.477.2660.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli
Vice President and Senior Counsel
Mutual Fund Legal Department
Voya Investment Management

Attachment

cc:   Huey P. Falgout, Jr., Esq.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP